     Filed by Compass Bancshares, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Compass Bancshares, Inc. Commission File No. 1-31272

Cautionary Statement Regarding Forward-Looking Information

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Compass cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Compass and BBVA, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Compass stockholders or BBVA shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in Compass’ and BBVA’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. Compass disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information About This Transaction

In connection with the proposed transaction, BBVA will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that will include a proxy statement of Compass that also constitutes a prospectus of BBVA. Compass will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Compass and BBVA with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Compass’ website at www.compassbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in this Transaction

Compass, BBVA and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Compass’ executive officers and directors in Compass’ definitive proxy statement filed with the SEC on March 17, 2006. You can find information about BBVA’s executive officers and directors in BBVA’s Form 20-F filed with the SEC on July 7, 2006. You can obtain free copies of these documents from Compass or BBVA using the contact information above.

Below is a transcript of an investor conference call held by Compass Bancshares, Inc.:

PRESENTATION

Ed Bilek - Compass Bancshares - Investor Relations

Thank you, operator. Good morning and thank you for joining us for Compass Bancshares conference call and Webcast. With me today are Compass Chairman and Chief Executive Officer Paul Jones and Chief Financial Officer Gary Hegel. A copy of our press release and the slide presentation with more information concerning the transaction can be found on our Web site at
www.compassbank.com. If you would like a copy e-mailed, please give my assistant, Paula, a call at 205-[        ].

At this time, I would direct your attention to our cautionary statement on slide 2. Compass disclaims any obligation to update any such forward-looking statements.

I'd like now like to turn-- introduce Paul Jones.

Paul Jones - Compass Bancshares - Chairman and CEO

Thank you and thank you for being with us here today. I think this-- the transaction that we're going to be discussing is one of those happy instances where the-- where the rationale, strategic rationale, and the financial rationale on both sides of the equation, both from BBVA and from Compass, are so compelling that they are not going to require a whole lot of explanation.
But we are going to give you background and information that will help you better understand what we-- what we mean when we say that.

We're going to cover this in about three different ways. First is a little introductory background on Compass Bank for those of you who are not as familiar with our organization as you, perhaps, might be with BBVA.

We'll speak, then, to the-- what we see as the very strong strategic rationale from the standpoint of both BBVA and Compass in this transaction, the footprint it creates and opportunities for the future that it presents, and then we will speak to the terms of the transaction and the financial impacts. After that, we will have time to take a limited number of questions.

First, I think as you look at-- we have slides that I think are available now on the Internet. Some of you may be able to pull those up and look at them as we go along. But this clearly presents a wonderful opportunity to solidify BBVA's presence in the fastest-growing geographies in the United States.

For those of you who do not know BBVA, it is one of the most respected banks in Europe. It is the second-largest bank in Spain.
Its market cap is about $90 billion U.S. It has extensive interests throughout south-- Mexico and Latin America. The fact is, the largest bank-- owns the largest bank in Mexico and is number 2 throughout South America, in addition to interests in Europe and emerging opportunities that they're seeking in Asia. So it is a very well-respected, high-quality organization and we'll speak to that more as we go.

Compass too, has a high-quality franchise and a great growth profile, which I think has made this opportunity attractive to
BBVA. Industry-- in this transaction, as we will see when we look at the geographic distribution of the offices and the complementary aspects, it really gives BBVA a premier footprint in the U.S. in the Southwest, in particular in the Sun Belt.

And it's also consistent with BBVA's mission to create a global bank with a diversified income stream and a mix of businesses in high growth markets. So this-- these franchises, we believe, really create an awful lot of-- an awful lot of value for shareholders of both of the organizations.

Some key features on our organization -- the bank, really it was organized-- it says founded in 1970. That was the date of organization of the bank holding company, but the bank began in 1964 in Birmingham as Central Bank and Trust Company. It
has since then grown to become the 39th largest bank holding company by assets and is number 33 among card issuers.

We have 8000, almost 9000, employees in 417 branches in our six state regions with about half of those branches located presently in Texas and, of course, listed on the NASDAQ. A little financial data is set out on the slides -- $34 billion in assets, $23 billion in deposits, alone. Net income last year was $460 million.

The map that's set out on page 6 of the slides shows our network of offices in the Sun Belt and the Southwest and, obviously, this is an extraordinarily attractive area of our country in terms of growth. The data that's set forth shows that about 43% of our total deposits presently are in Texas, 29% in Alabama, 14% in Arizona and on down through Florida, at 9%, Colorado at 3%, and
New Mexico at 2%.

Importantly, these offices are located in high-growth markets and that was deliberate. That's been the strategy that we've followed and I think it's been the strategy that BBVA has followed in their international expansion, also.

Our network -- as you look at the MSAs in which we're predominantly located, we are very, very attractively positioned. In fact, the growth rates in many of these are more than double the U.S. average and, on average, the projected growth rate is-- from
2006 to 2011 in these markets is 11.7% versus a U.S. average of 6.7% .

We have delivered solid fundamentals, above our peers. I won't bother to go through all of the ratios that are set forth on slide
8, but I think a brief glance down will demonstrate that over-- not only for the period indicated here, but also over time we have performed quite well and delivered solid returns from our franchises as, again, demonstrated on the charts on page 9, which show double-digit growth rates, compound growth rates over extended periods of time in loans, deposits and revenue and earnings per share.

The important issue, I think, though, to get to is not what we have done but what the future holds and the complementary aspects of our franchise and the existing franchise that BBVA has in the United States. BBVA has expanded into, primarily, the state of Texas through acquisitions of three banks -- three awfully good banks.

Those of you who follow Texas banking will certainly recognize Glen Roney's name, who, over a long period of time, built Texas
Regional Bank and continues to-- continues to lead that operation along the valley in Texas. They have acquired Laredo National
Bancshares, which also is a well-regarded institution and, more recently, this year in fact, State National Bancshares, which has locations in Fort Worth and in West Texas in a number of important communities.

So they clearly have focused on acquiring operations that have great management, good locations and are in areas that are complementary to our operations. When you combine the two, you end up with an organization that has $47 billion in assets,
$32 billion in loans, $33 billion in deposits and 622 offices in a seven-state region that it will cover and it will become the 26th largest U.S. bank.

There are, in terms of population and opportunity there, there are over 100 million people in the markets that these offices are located in. These markets, as I said before, are growing some 7% to 6% faster than the U.S. as a whole.

Importantly, as you look at the breakout of the deposits and the numbers of offices you'll see that Texas will have 326 offices and approximately $20 billion in deposits and the distribution of the rest of the franchise follows on the slide on page 11. That map is, I think, any banker's dream.

When you look at more detail in terms of what is going on in Texas, that's spread on the slide on page 12 and shows the market share. I think there's good news-- good news here. First, if you look down at the bottom of the page on the left you will see that the-- that the BBVA leadership and market share along the border from Laredo down to Brownsville and over to El Paso continues to have very high market share, great management and a wonderful franchise there.

And in the metropolitan areas, an opportunity to combine effectively and efficiently the operations that we and they have in Dallas and Fort
Worth in the metropolitan areas and give the organization an opportunity to-- the combined organization an opportunity to expand into the communities in West Texas and in East Texas in which we-- that Compass has not previously had an opportunity to do business.

In terms of the market ranking and deposits and market shares in the various states in which we do business, those are set out on page 13. I have said for a long time that market rank and market share is not important. It's nice to have it, but market presence is critical and what this transaction does, it gives us substantially greater combined market coverage in terms of numbers of banking offices and coverage of population base in areas where our marketing dollars are already being spent. So
I think there's an awful lot of operating leverage, if you will, to be gained through this transaction.

We think we have a good management team. We know BBVA does and we highly regard and highly respect the management that Texas-- that BBVA has associated with in Texas. I've already mentioned Glen Roney. There are others whose names will be familiar to those of you who know Texas banking and we're excited about the opportunity of partnering with such high-quality bankers.

The Compass management team is committed to remain with the organization. I see the slide says that there are 160 years of experience. I think I have 150 of them, but that may be-- that may be an advantage, who knows?

We will-- will, though, continue. Our customers should expect to get up and find the same people in the offices that they've been doing business with and I would expect the transaction will be transparent to those that do business with us and we are,
I can say for myself and for our senior management, excited about this opportunity to move forward.

There are obvious-- obvious synergies in this transaction. BBVA has expertise, acknowledged expertise in retail banking that I think we can take advantage of, both from a product and a technology standpoint. They'll offer us a broader product range.
They do a great job in cross-selling and I think there are opportunities for branch productivity improvements as we are able to make investments in the technology base. So certainly revenue synergies are a part of this transaction and we'll talk more of that in a moment.

There are cost savings, but this transaction is not about cost savings. It is about combining two great franchises. There will be opportunities to reduce costs, obviously, but this is not a transaction that is based on the sole rationale of cutting out overhead.
It's one in which two great franchises are coming together in the United States. There is very little overlap and any customer-facing employees are expected to be at their desk doing the same job that they've been doing all along.

In terms of operating efficiency, there will be some that will be realized over time, but I think that you'll see, if you listen to the discussion, they are very modest in amount, given a transaction this size.

The financial aspects, terms of the transaction, the financial aspects, I'm going to turn this part over to Gary Hegel, who is our
Chief Financial Officer. Gary?

Gary Hegel - Compass Bancshares - CFO

Thank you, Paul. For those of you following along with us on slides, I'm on slide number 18, which gives a pretty high level view of the terms of the transaction and if you've had a chance to read the press release released earlier this morning, you probably know that BBVA will be purchasing 100% of Compass Bancshares for an estimated aggregate purchase price of $9.6 billion U.S.
and that translates into approximate value per Compass share of $71.82.

The form of the consideration, of the $71.82, will be cash of $71.82 or fixed exchange of 2.80 ADS shares, which translates into about 48% cash and 52% stock for the total blended mix.

BBVA contemplates financing this through a sale of one of their investments and filling it in with internal generation of capital, internal resources, as well.

Due diligence on both sides has been completed and, as you can see, we certainly would like to expedite the consummation of the transaction and we've indicated here on the slide that we expect the transaction to be completed in the second half of this year.

On page 19, just to give you a sense for what the multiples look like relative to comparable transactions and in this case, on the right side we have hand-selected a few transactions that we think provide some precedent and make sense to compare this transaction to and those are listed on the bottom of the slide.

The price that we're talking about, as a multiple of trailing 12-months earnings, is 20.3 times. Forward earnings, 19 times. The price as a percent of our tangible book value is right at 4.6 times and the price as a percent of our core deposits, in other words, our core deposit premium, is just under 40% and if you compare those with the aggregate of the comparables that we show on the right hand side, they all look pretty much-- pretty much in line.

Page 20 -- and here I'm presenting this slide, but I really do not intend to get into a whole lot of detail. This is the expected synergies of the transaction, as presented by BBVA in their call earlier this morning and this is more here for a reference, but as
Paul mentioned earlier on, there are some expected revenue synergies, as a result of putting four good banks together and there are, certainly, some redundancies by combining four operating platforms into one and those are reflected here on this slide.

You can see, for example, on the cost reduction and funding synergies, those synergies are layered in rather gradually. They--
the expectation is that $11 million of those synergies would be achieved in 2008, growing to about $141 million in 2010.
Interestingly enough, if you take in the phased-in cost savings and compare it to the combined base of the four franchises, those cost savings represent only 7.1% of the combined base of the four franchises and when you put together four platforms, four companies, you ought to be able to achieve-- achieve that.

Page 21 -- again, this is a slide as presented by BBVA earlier today and, again, I won't go into explaining all of their calculations, but the way they view the transaction, the second line on the slide on page 21, they basically view the transaction as fairly neutral, close to break even, as shown here in 2008, 2009 and 2010. In the box down below, the way they calculate their internal rate of return, they expect to earn just under 13% internal rate of return on the transaction.

Paul Jones - Compass Bancshares - Chairman and CEO

Thanks, Gary. I-- I hope, as you've listened to the presentation and have looked at the financial information, the transaction, the price paid and the description of the synergies that are to be achieved and BBVA's-- the impact on that organization, you will agree with me that this is a great transaction.

I think it makes Compass Bank, as it goes forward, a great franchise in growth markets that matter to BBVA. Again it fits perfectly with their strategy. We have had a lot of experience, as have they, in integrating transactions, integrating banks one with the other and we want to be careful and thoughtful about this and believe that, based on that experience, this should be a relatively low-risk operation.

We think there's no question that it creates value for BBVA shareholders. I think the reception that the announcement received in the European community early this morning and we think, going forward, it's a great opportunity for our shareholders who will have an investment in BBVA through the share portion of this transaction.

With that, I'll close our remarks and open it up for questions.

Q-AND-A SESSION

Ed Bilek - Compass Bancshares - Investor Relations

Operator, we are ready for questions.

Operator

[OPERATOR INSTRUCTIONS] Your first question comes from Todd Hagerman.

Todd Hagerman - Fox-Pitt Kelton - Analyst

Good morning, everybody. Paul, I guess a-- one question that would be on many investors minds, I guess, today is at what stage or what are you thinking in terms of why was the time right now in terms of BBVA? How come the stars aligned today as opposed to in years past? As they mentioned in their call this morning, there's been interest in the company for some time. Why today?

Paul Jones - Compass Bancshares - Chairman and CEO

Well, I think opportunity presents itself at different times and in different ways. When you look at the total consideration that was paid in this transaction, there are very few banks in this country or elsewhere that could afford this franchise at a price that's a fair price to our shareholders, given our performance.

When you look at what BBVA has done on-- in their businesses in Spain and in the rest of the world, particularly, of course, in
Mexico and in Latin America, South America, they have a compelling story to tell in terms of growth, shareholder return and quality of investment of their shares.

When you look, then, at the franchise and the compatibility of the franchise that they have developed in Texas, how it so perfectly fits with ours, then when that opportunity and all those stars do align, it's just a unique time and we-- we thought this-- that this was the best time to take advantage of the situation.

Todd Hagerman - Fox-Pitt Kelton - Analyst

Was there any other consideration in terms of-- if we think in terms of interested domestic buyers of the franchise and those certainly-- there are a few who, I imagine, would have a strong interest in the company. You mentioned consideration in pricing, certainly, as being a factor. Anything else that gets you more comfortable, that gives you that nod towards BBVA versus a domestic buyer?

Paul Jones - Compass Bancshares - Chairman and CEO

I think, among other things, if you just look at the growth in BBVA's income versus domestic buyers, you'll be awfully encouraged by what the future may hold for them.

Their shareholder returns have been excellent. Their metrics are excellent. Their credit quality metrics are excellent. They-- it really is a stellar bank.

Todd Hagerman - Fox-Pitt Kelton - Analyst

Thanks very much. Appreciate it.

Operator

Your next question comes from Scott Houlihan.

Scott Houlihan - OTA - Analyst

Hi. It's Scott Houlihan with OTA.

I had a question on the timing of the deal. What part of the second half of the year do you think it would close and when would the shareholder vote for both sides of the transaction be? Would it be before or after regulators approve? And why?

Paul Jones - Compass Bancshares - Chairman and CEO

This-- this transaction requires, as you know, regulatory approval, not only from the U.S. regulators, but also from the Bank of
Spain. We don't anticipate any issues there, but there is a process that we must go through and, of course, the filings with the

SEC can take longer or shorter, depending on the amount of review that you have. So all of those things are really beyond our control.

What I can say is that we are both committed to moving this process forward as rapidly as we can and we'll do that.

Scott Houlihan - OTA - Analyst

And then in terms of the election, if someone doesn't elect, will they merely receive everything that was left behind or is there a default?

Paul Jones - Compass Bancshares - Chairman and CEO

Well, the election -- this is-- 48/52 cash 48%, 52% stock and each shareholder will have the ability to elect and then there'll be a proration based on-- based on what the elections result in. And if you don't elect, I would assume you will receive a mix that is provided, the 48/52. There'll be, certainly, ample detail about that in the proxy statement that will be forthcoming.

Scott Houlihan - OTA - Analyst

Will the mix be guaranteed for a non-elector, or will the non-elector be subject to proration as well?

Paul Jones - Compass Bancshares - Chairman and CEO

I don't-- I frankly don't know the answer to that, but it will be-- it will be described in the proxy statement. Maybe it will be in the deal documents. I just don't know.

Scott Houlihan - OTA - Analyst

When do you think we'll be able to see the documents?

Paul Jones - Compass Bancshares - Chairman and CEO

The-- there'll be a filing that will have the merger agreement in it that--

Gary Hegel - Compass Bancshares - CFO

Probably within the next four days.

Scott Houlihan - OTA - Analyst

Thank you.

Operator

[OPERATOR INSTRUCTIONS] Your next question comes from [Karen Church].

Ed Bilek - Compass Bancshares - Investor Relations

Good morning.

Operator

Question withdrawn. Your next question will come from [Patrick Lawyer].

Patrick Lawyer - - Analyst

Hi. A quick question. The BBVA press release said you could receive the ADRs or the ordinary shares and your press release said you could receive just the ADRs. Could you clarify if you have the option of ordinary or ADRs?

Paul Jones - Compass Bancshares - Chairman and CEO

My understanding is the option will be available to receive either.

Patrick Lawyer - - Analyst

Thank you.

Operator

Your next question comes from [Sherry Goodman].

Sherry Goodman

Hi.

Paul Jones - Compass Bancshares - Chairman and CEO

Good morning.

Sherry Goodman

Do you anticipate headquarters will move out of Birmingham?

Paul Jones - Compass Bancshares - Chairman and CEO

The transaction provides for the headquarters to remain in Birmingham.

Sherry Goodman

How long? I mean, is it an indefinite thing or--?

Paul Jones - Compass Bancshares - Chairman and CEO

Most things in life are.

Sherry Goodman

And will the name-- the name will stay Compass?

Paul Jones - Compass Bancshares - Chairman and CEO

The Compass name is intended to be continued, yes.

Operator

Your next question comes from Bob Patten.

Paul Jones - Compass Bancshares - Chairman and CEO

Good morning, Bob.

Bob Patten - Morgan Keegan & Company - Analyst

Guys, can you hear me?

Ed Bilek - Compass Bancshares - Investor Relations

Now we can.

Paul Jones - Compass Bancshares - Chairman and CEO

Go ahead, Bob.

Bob Patten - Morgan Keegan & Company - Analyst

Hey, Paul. Guys, in looking at the footprint of BBVA it's pretty impressive, you're right. In some of the share markets like Florida,
I mean, what's BBVA's longer-term plans to grow the franchise over the next 2, 3, 4 years? What markets are they looking at?

Paul Jones - Compass Bancshares - Chairman and CEO

I think first, Bob, we're focused on integrating the operations that we have now and making sure that that's done right. BBVA, obviously, sees the same things in these markets that you and others do -- great population growth and continued-- and continued expansion where those opportunities present themselves at a price that makes sense.

So I think-- I think they will have an interest in continuing to expand their footprint and I think they see-- I think they see where the logical places to go are. Florida certainly is one of them.

Bob Patten - Morgan Keegan & Company - Analyst

All right. Thanks, again, and talk to you soon.

Paul Jones - Compass Bancshares - Chairman and CEO

Take care.

Ed Bilek - Compass Bancshares - Investor Relations

I believe that's all the time we have for questions. If you have additional questions, please feel free to give me a call, Ed Bilek, at 205-[        ]. A replay of the conference call will be available through Compass' Web site and by telephone at 1-800-642-1687 in North America and 1-706-645-9291 for international calls. The conference ID is 9521540 and that call will be available until midnight on February 23rd. Thank you for joining us on today's call.

Operator

This concludes today's conference call. You may now disconnect.